EX 99.28(i)

CURIAN VARIABLE SERIES TRUST
7601 Technology Way, Denver, Colorado 80237
1-877-847-4143

February 6, 2013

Board of Trustees
Curian Variable Series Trust
7601 Technology Way
Denver, Colorado 80237

Re:  Opinion of Counsel – Curian Variable Series Trust

Ladies and Gentlemen:

You have requested our Opinion of Counsel in connection with the filing with the Securities and Exchange Commission of Post-Effective Amendment No. 11 to the Registration Statement on Form N-1A with respect to Curian Variable Series Trust.  We have made such examination of the law and have examined such records and documents as in our judgment are necessary or appropriate to enable us to render the opinions expressed below.

We are of the following opinions:

1.	Curian Variable Series Trust (“Trust”) is an open-end management investment company.

2.           The Trust is a business Trust created and validly existing pursuant to Massachusetts Laws.

3.
All of the prescribed Trust procedures for the issuance of the shares have been followed, and, when such shares are issued in accordance with the Prospectus contained in the Registration Statement for such shares, all state requirements relating to such Trust shares will have been complied with.

4.
Upon the acceptance of purchase payments made by shareholders in accordance with the Prospectus contained in the Registration Statement and upon compliance with applicable law, such shareholders will have legally-issued, fully paid, non-assessable shares of the Trust.

You may use this opinion letter, or a copy thereof, as an exhibit to the Registration Statement.

Sincerely,

/s/ Susan S. Rhee
Susan S. Rhee
Vice President, Chief Legal Officer & Secretary